                                                                    Exhibit 99.1



INDEPENDENT AUDITORS' REPORT


To the Board of Directors of the Managing
   General Partner and the Partners of
   Alliance Resource Partners, L.P.:

We have audited the accompanying combined balance sheet of Alliance Resource Management GP, LLC and Alliance Resource GP, LLC and subsidiaries, including Alliance Resource Partners, L.P. (collectively "Alliance Resource General Partners Group" or the "ARGP Group") as of December 31, 2001. This financial statement is the responsibility of the ARGP Group's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such combined balance sheet presents fairly, in all material respects, the financial position of the ARGP Group at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic combined balance sheet taken as a whole. The supplemental combining information is presented for the purpose of additional analysis of the basic combined balance sheet rather than to present the financial position of the individual partnerships and companies, and is not a required part of the basic combined balance sheet. This supplemental combining information is the responsibility of the ARGP Group's management. Such information has been subjected to the auditing procedures applied in our audit of the basic combined balance sheet as of December 31, 2001 and, in our opinion, is fairly stated in all material respects when considered in relation to the basic combined balance sheet as of December 31, 2001 taken as a whole.



/s/ Deloitte & Touche LLP

Tulsa, Oklahoma
March 14, 2002

ALLIANCE RESOURCE GENERAL PARTNERS GROUP

COMBINED BALANCE SHEET
DECEMBER 31, 2001
(In thousands)
--------------------------------------------------------------------------------


ASSETS                                                                2001
                                                                    ---------
CURRENT ASSETS:
   Cash and cash equivalents                                        $   9,573
   Trade receivables, less allowance of $763                           31,124
   Due from affiliates                                                    391
   Marketable securities (at cost, which approximates fair value)      40,928
   Inventories                                                         11,600
   Advance royalties                                                    1,197
   Prepaid expenses and other assets                                    2,247
                                                                    ---------
           Total current assets                                        97,060

PROPERTY, PLANT AND EQUIPMENT, AT COST                                428,805
LESS ACCUMULATED DEPRECIATION, DEPLETION AND AMORTIZATION            (177,046)
                                                                    ---------
                                                                      251,759
OTHER ASSETS:
   Due from affiliates                                                 12,986
   Advance royalties                                                    8,885
   Coal supply agreements, net                                         12,031
   Other long-term assets                                               6,763
                                                                    ---------

                                                                    $ 389,484
                                                                    =========

LIABILITIES AND MEMBERS' EQUITY (DEFICIENCY IN ASSETS)

CURRENT LIABILITIES:
   Accounts payable                                                 $  26,072
   Due to affiliates                                                    8,434
   Accrued taxes other than income taxes                                5,692
   Accrued payroll and related expenses                                 8,843
   Accrued interest                                                     5,647
   Workers' compensation and pneumoconiosis benefits                    4,194
   Other current liabilities                                            5,471
   Current maturities, long-term debt                                  19,349
                                                                    ---------
           Total current liabilities                                   83,702

LONG-TERM LIABILITIES:
   Long-term debt, excluding current maturities                       225,700
   Pneumoconiosis benefits                                             14,615
   Workers' compensation                                               18,409
   Reclamation and mine closing                                        15,906
   Other liabilities                                                    6,546
                                                                    ---------
           Total liabilities                                          364,878

MINORITY INTEREST                                                     118,312

COMMITMENTS AND CONTINGENCIES

MEMBERS' EQUITY (DEFICIENCY IN ASSETS):
   Deficiency in capital                                             (114,346)
   Retained earnings                                                   21,454
   Minimum pension liability                                             (814)
                                                                    ---------
           Total members' equity (deficiency in assets)               (93,706)
                                                                    ---------

                                                                    $ 389,484
                                                                    =========

See notes to combined balance sheet.

ALLIANCE RESOURCE GENERAL PARTNERS GROUP

NOTES TO THE COMBINED BALANCE SHEET
DECEMBER 31, 2001
--------------------------------------------------------------------------------

1.    ORGANIZATION AND PRESENTATION

      The combined balance sheet includes the accounts of (a) Alliance Resource Management GP, LLC (the "Managing GP") and (b) Alliance Resource GP, LLC (the "Special GP") and subsidiaries, including (c) Alliance Resource Partners, L.P. (the "Partnership") (collectively "Alliance Resource General Partners Group" or the "ARGP Group"). These entities were formed in 1999 in connection with an initial public offering (the "IPO"), consummated on August 20, 1999, of 7,750,000 Common Units ("Common Units") representing limited partner interests in the Partnership.

      The balance sheet of the Special GP, the Managing GP and the Partnership is presented on a combined basis because of the common control exercised by The Beacon Group, L.P. ("The Beacon Group"). The Beacon Group controls Alliance Resource Holdings, Inc., a Delaware corporation ("ARH" or "Parent"), the Special GP (which is a wholly-owned subsidiary of ARH) and the Managing GP. The Special GP and the Managing GP control the Partnership. Holders of units in the Partnership cannot remove the Managing GP without the vote of the holders of at least 66 2/3% of the outstanding units, including units owned by the general partners and their affiliates. Consequently, the ownership of an aggregate of 49.7% of the outstanding units by the Special GP gives it the practical ability to prevent the removal of the Managing GP. The public unitholders' interest in the Partnership is reflected as a minority interest. All material intercompany accounts and transactions have been eliminated.

      The Partnership is a Delaware limited partnership that was formed to acquire, own and operate certain coal production and marketing assets of ARH and substantially all of its operating subsidiaries. The Delaware limited partnerships, limited liability companies and corporation that comprise the Partnership are as follows: Alliance Resource Partners, L.P., Alliance Resource Operating Partners, L.P. (the "Intermediate Partnership"), Alliance Coal, LLC (the holding company for operations), Alliance Land, LLC, Alliance Properties, LLC, Alliance Service, Inc., Backbone Mountain, LLC, Excel Mining, LLC, Gibson County Coal, LLC, Hopkins County Coal, LLC, MC Mining, LLC, Mettiki Coal, LLC, Mettiki Coal
      (WV), LLC, Mt. Vernon Transfer Terminal, LLC, Pontiki Coal, LLC, Webster County Coal, LLC, and White County Coal, LLC.

      Concurrently with the closing of the IPO, the Partnership entered into a contribution and assumption agreement (the "Contribution Agreement"), dated August 20, 1999, among the Partnership and the other parties named therein, whereby, among other things, ARH contributed its 100% member interest in Alliance Coal, which is the sole member of fourteen subsidiary operating limited liability companies, to the Intermediate Partnership, and the Intermediate Partnership holds a 99.999% non-managing member interest in Alliance Coal. The Partnership and the Intermediate Partnership are managed by the Managing GP, which, as a result of the consummation of the transactions under the Contribution Agreement, holds
      (a) a 0.99% and 1.0001 % managing general partner interest in the Partnership and the Intermediate Partnership, respectively, and (b) a
      0.001 % managing member interest in Alliance Coal. Also, as a result of the consummation of the transactions completed under the Contribution Agreement, the Special GP holds, (a) 1,232,780 Common Units, (b) 6,422,531 Subordinated Units convertible into Common Units in the future upon the occurrence of certain events and (c) a 0.01% special general partner interest in each of the Partnership and the Intermediate Partnership.

      Concurrently with the closing of the IPO, the Special GP issued and the Intermediate Partnership assumed the obligations under a $180 million principal amount of 8.31% senior notes due August 20, 2014. The funds arising from the borrowings on the $180 million senior notes were included in the distribution made to ARH in connection with the IPO. The Special GP also entered into and the Intermediate Partnership assumed the obligations under a $100 million credit facility.

      Consistent with guidance provided by the Emerging Issues Task Force in Issue No. 87-21, "Change of Accounting Basis in Master Limited Partnership Transactions," the Partnership maintained the historical cost basis of the $121 million of net assets received under the Contribution Agreement.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      ESTIMATES - The preparation of the combined balance sheet in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures in the combined balance sheet. Actual results could differ from those estimates.

      FAIR VALUE OF FINANCIAL INSTRUMENTS - The carrying amounts for accounts receivable, marketable securities, and accounts payable approximate fair value because of the short maturity of those instruments. At December 31, 2001, the estimated fair value of long-term debt was approximately $245 million. The fair value of long-term debt is based on interest rates that are currently available to the ARGP Group for issuance of debt with similar terms and remaining maturities.

      CASH AND CASH EQUIVALENTS - Cash and cash equivalents includes cash on hand and on deposit, including highly liquid investments with maturities of three months or less.

      CASH MANAGEMENT - ARGP Group reclassified outstanding checks of $3,352,000 at December 31, 2001, to accounts payable in the combined balance sheet.

      MARKETABLE SECURITIES - ARGP Group has an investment in a Federal Agency Note, which matures February 1, 2002 and is classified as an available-for-sale security. At December 31, 2001, the cost of this marketable security approximates fair value and no effect of unrealized gains (losses) is reflected in Members' equity (deficiency in assets).

      INVENTORIES - Coal inventories are stated at the lower of cost or market on a first-in, first-out basis. Supply inventories are stated at the lower of cost or market on an average cost basis.

      PROPERTY, PLANT AND EQUIPMENT - Additions and replacements constituting improvements are capitalized. Maintenance, repairs, and minor replacements are expensed as incurred. Depreciation and amortization are computed principally on the straight-line method based upon the estimated useful lives of the assets or the estimated life of each mine, whichever is less ranging from 5 to 20 years. Depreciable lives for mining equipment and processing facilities range from 2 to 20 years. Depreciable lives for land and land improvements and depletable lives for mineral rights range from 5 to 20 years. Depreciable lives for buildings, office equipment and improvements range from 2 to 20 years. Gains or losses arising from retirements are included in current operations. Depletion of mineral rights is provided on the basis of tonnage mined in relation to estimated recoverable tonnage. At December 31, 2001, land and mineral rights include $11,042,000 representing the carrying value of coal reserves attributable to properties where the ARGP Group is not currently engaged in mining operations or leasing to third parties, and therefore, the coal reserves are not currently being depleted.

      LONG-LIVED ASSETS - ARGP Group reviews the carrying value of long-lived assets and certain identifiable intangibles whenever events or changes in circumstances indicate that the carrying amount may not be recoverable based upon estimated undiscounted future cash flows. The amount of an impairment is measured by the difference between the carrying value and the fair value of the asset, which is based on cash flows from that asset, discounted at a rate commensurate with the risk involved.

      ADVANCE ROYALTIES - Rights to coal mineral leases are often acquired through advance royalty payments. Management assesses the recoverability of royalty prepayments based on estimated future production and capitalizes these amounts accordingly. Royalty prepayments expected to be recouped within one year are classified as a current asset. As mining occurs on those leases, the royalty prepayments are included in the cost of mined coal. Royalty prepayments estimated to be nonrecoverable are expensed.

      COAL SUPPLY AGREEMENTS - The carrying amount of coal supply agreements represents the unamortized cost assigned to these agreements in connection with the purchase of MAPCO Inc.'s coal operations effective August 1, 1996. This allocated cost is being amortized on the basis of coal shipped in relation to total coal to be supplied during the respective contract terms. The amortization periods end on various dates from September 2002 to December 2005. Accumulated amortization for coal supply agreements was $26,432,000 at December 31, 2001.

      RECLAMATION AND MINE CLOSING COSTS - Estimates of the liability for the estimated cost of future mine reclamation and closing procedures is recorded on a present value basis when incurred and the associated cost is capitalized by increasing the carrying amount of the related long-lived asset. Those costs relate to sealing portals at underground mines and to reclaiming the final pit and support acreage at surface mines. Other costs common to both types of mining are related to removing or covering refuse piles and settling ponds and dismantling preparation plants, and other facilities and roadway infrastructure. Ongoing reclamation costs principally involve restoration of disturbed land and are expensed as incurred during the mining process.

      WORKERS' COMPENSATION AND PNEUMOCONIOSIS ("BLACK LUNG") BENEFITS - ARGP Group is self-insured for workers' compensation benefits, including black lung benefits. ARGP Group accrues a workers' compensation liability for the estimated present value of workers' compensation and black lung benefits based on actuarial valuations.

      SEGMENT REPORTING - ARGP Group has no reportable segments due to its operations consisting solely of producing and marketing coal.

      NEW ACCOUNTING STANDARDS - Effective January 1, 2001, ARGP Group adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that all derivatives be recognized as either assets or liabilities in the statement of financial position and be measured at fair value. ARGP Group currently has no identified derivative instruments or hedging activities. Accordingly, this standard had no effect on ARGP Group's combined financial position upon adoption.

      In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations" and No. 142 "Goodwill and Intangible Assets." SFAS No. 141 eliminates the pooling-of-interests method of accounting for business combinations and requires that all business combinations be accounted for under the purchase method. In addition, it further clarifies the criteria for recognition of intangible assets separately from goodwill. This statement is effective for business combinations initiated after June 30, 2001. SFAS No. 142 discontinues the practice of amortizing goodwill and indefinite lived intangible assets and initiates an annual review for impairment. This statement is effective January 1, 2002, for all goodwill and other intangible assets included in an entity's statement of financial position at that date, regardless of when those assets were initially recognized.

      SFAS 141 and 142 are not expected to have a material impact on ARGP Group's combined financial position.

      In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which requires the fair value of a liability for an asset retirement obligation to be recognized in the period in which it is incurred. When the liability is initially recorded, a cost is capitalized by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. To settle the liability, the obligation for its recorded amount is paid or a gain or loss upon settlement is incurred. Since ARGP Group has historically adhered to accounting principles similar to SFAS No. 143 in accounting for its reclamation and mine closing costs, ARGP Group does not believe that adoption of SFAS No. 143, effective January 1, 2003, will have a material impact on its combined financial position.

      In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which is effective for fiscal years beginning after December 15, 2001, and is not expected to have a material impact on ARGP Group's combined financial position upon adoption on January 1, 2002.

3.    INVENTORIES

      Inventories consist of the following at December 31, (in thousands):

                                                                          2001
                                                                         -------
       Coal                                                              $ 4,184
       Supplies                                                            7,416
                                                                         -------
                                                                         $11,600
                                                                         =======

4.    PROPERTY, PLANT AND EQUIPMENT

      Property, plant and equipment consists of the following at December 31, (in thousands):

                                                                         2001
                                                                      ---------
        Mining equipment and processing facilities                    $ 323,624
        Land and mineral rights                                          55,085
        Buildings, office equipment and improvements                     29,576
        Construction in progress                                         20,520
                                                                      ---------
                                                                        428,805
        Less accumulated depreciation, depletion and amortization      (177,046)
                                                                      ---------
                                                                      $ 251,759
                                                                      =========

5.    LONG-TERM DEBT

      Long-term debt consists of the following at December 31, (in thousands):

                                                                             2001
                                                                          ---------
      Senior notes                                                        $ 180,000
      Term loan                                                              46,250
      Promissory notes, net of discounts of $6,551 at December 31, 2001      18,748
      Other note payable                                                         51
                                                                          ---------
                                                                            245,049
      Less current maturities                                               (19,349)
                                                                          ---------
                                                                          $ 225,700
                                                                          =========

      Senior Notes and Term Loan

      In connection with the closing of the IPO, the Special GP issued and the Intermediate Partnership assumed obligations with respect to a $180 million principal amount of senior notes pursuant to a Note Purchase Agreement with a group of institutional investors in a private placement offering. The senior notes are payable in ten annual installments of $18 million beginning in August 2005 and bear interest at 8.31%, payable semiannually.

      The Special GP also entered into, and the Intermediate Partnership assumed obligations under, a $100 million credit facility. The credit facility consists of three tranches, including a $50 million term loan facility, a $25 million working capital facility and a $25 million revolving credit facility. In connection with the closing of the IPO, the Special GP borrowed $50 million under the term loan facility and the Special GP and Intermediate Partnership initially purchased $50 million of U.S. Treasury Notes, which secured the term loan through September 19, 2002. These investments were subject to certain provisions of the credit facility, which restricted the use of these investments for financing a required level of capital expenditures through August 2001. During 2001, ARGP Group had satisfied the capital expenditure requirements and consequently, ARGP Group's use of these investments was not restricted. ARGP Group liquidated these investments during 2001. ARGP Group has outstanding borrowings of $46.3 million under the term loan facility at December 31, 2001.

      The working capital facility can be used to provide working capital and, if necessary, to fund distributions to unitholders. The revolving credit facility can be used for general business purposes, including capital expenditures and acquisitions. The rate of interest charged is adjusted quarterly based on a pricing grid, which is a function of the ratio of the Partnership's debt to cash flow. The credit facility provides the Partnership the option of borrowing at either (1) the London Interbank Offered Rate ("LIBOR") or (2) the "Base Rate" which is equal to the greater of (a) the Chase Prime Rate, or (b) the Federal Funds Rate plus 1/2 of 1%, plus, in either option, an applicable margin. The weighted average interest rates on the term loan facility at December 31, 2001 was 3.40%. In accordance with the pricing grid, a commitment fee ranging from 0.375% to 0.500% per annum is paid quarterly on the unused portion of the working capital and revolving credit facilities. There were no amounts outstanding under the Partnership's working capital facility or revolving credit facility as of December 31, 2001. The credit facility expires in August 2004.

      The senior notes and credit facility are guaranteed by all subsidiaries of the Intermediate Partnership. The senior notes and credit facility contain various restrictive and affirmative covenants, including limitations on the amount of distributions by the Intermediate Partnership and the incurrence of other debt. The Partnership was in compliance with the covenants of both the credit facility and senior notes at December 31, 2001.

      Promissory Notes

      During 2000, the Special GP acquired certain minerals and other assets financed through the issuance of a non-interest bearing promissory note for $24,300,000 payable in annual installments of $2,700,000 through 2009. The Special GP discounted the promissory note at an imputed annual interest rate of 9.0%. The Special GP had borrowings outstanding of $15,336,000, net of discount of $6,264,000 at December 31, 2001.

      During December 2000, the Special GP purchased certain equipment through the issuance of three promissory notes aggregating to $2,400,000. The notes bear an annual interest at 9.0% and are due at or after the date on which the equipment is sold to a qualified purchaser. Since the equipment was not sold to a qualified purchaser by February 2002, the Special GP has exercised its right to return the equipment and will cancel the notes. Therefore, the Special GP has classified the $2,400,000 notes as current in the accompanying combined balance sheet at December 31, 2001.

      During 2001, the Special GP acquired certain minerals and other assets financed through the issuance of a non-interest bearing promissory note for $1.5 million payable in annual installments of $200,000 through 2007 and final payment of $100,000 in 2008. The Special GP discounted the promissory note at an imputed annual interest rate of 8.0%. The Special GP had outstanding debt of $1,012,000, net of discount of $287,000 at December 31, 2001 related to this promissory note.

      Other

      The Partnership incurred debt issuance costs aggregating approximately $3,517,000, which have been deferred and are being amortized as a component of interest expense over the term of the notes.

      The Partnership entered into agreements with three banks to provide letters of credit in an aggregate amount of $25.0 million. At December 31, 2001, the Partnership had $15.0 million in letters of credit outstanding. The Special GP guarantees the letters of credit.

      Aggregate maturities of long-term debt are payable as follows (in thousands):

         YEAR ENDING
        DECEMBER 31,
        ------------
           2002                                                         $ 19,349
           2003                                                           17,858
           2004                                                           16,751
           2005                                                           19,908
           2006                                                           20,078
           Thereafter                                                    151,105
                                                                        --------
                                                                        $245,049
                                                                        ========

6.    EMPLOYEE BENEFIT PLANS

      LONG-TERM INCENTIVE PLAN - Effective January 1, 2000, the Managing GP adopted the Long-Term Incentive Plan (the "LTIP") for certain employees and directors of the Managing GP and its affiliates who perform services for the Partnership. Annual grant levels and vesting provisions for designated participants are recommended by the President and Chief Executive Officer of the Managing GP, subject to the review and approval of the Compensation Committee. Grants are made either of restricted units, which are "phantom" units that entitle the grantee to receive a Common Unit or an equivalent amount of cash upon the vesting of a phantom unit, or options to purchase Common Units. Common Units to be delivered upon the vesting of restricted units or to be issued upon exercise of a unit option will be acquired by the Managing GP in the open market at a price equal to the then prevailing price, or directly from ARH or any other third party including units newly issued by the Partnership, units already owned by the Managing GP, or any combination of the foregoing. The Partnership agreement provides that the Managing GP be reimbursed for all costs incurred in acquiring these Common Units or in paying cash in lieu of Common Units upon vesting of the restricted units. The aggregate number of units reserved for issuance under the LTIP is 600,000. Effective January 1, 2000 and 2001 the Compensation Committee approved grants of 142,100 and 129,200 restricted units, respectively, which vest at the end of the subordination period, which will generally not end before September 30, 2004. During 2001, 8,500 units were forfeited. Effective January 1, 2002, the Compensation Committee approved additional grants of 131,885 restricted units, which also vest at the end of the subordination period.

      DEFINED CONTRIBUTION PLANS - ARGP Group employees currently participate in a defined contribution profit sharing and savings plan. This plan covers substantially all full-time employees. Plan participants may elect to make voluntary contributions to this plan up to a specified amount of their compensation. ARGP Group makes contributions based on matching 75% of employee contributions up to 3% of their annual compensation as well as an additional nonmatching contribution of 3/4 of 1% of their compensation. Additionally, ARGP Group contributes a defined percentage of eligible earnings for certain employees not covered by the defined benefit plan described below.

      DEFINED BENEFIT PLANS - Certain employees at the mining operations participate in a defined benefit plan sponsored by ARGP Group. The benefit formula is a fixed dollar unit based on years of service.

      The following sets forth changes in benefit obligations and plan assets for the year ended December 31, 2001 and the funded status of the plans reconciled with amounts reported in ARGP Group's combined balance sheet at December 31, 2001 (dollars in thousands):

                                                                         2001
                                                                       --------
        CHANGE IN BENEFIT OBLIGATIONS:
           Benefit obligations at beginning of year                    $ 10,135
           Service cost                                                   2,050
           Interest cost                                                    755
           Actuarial (gain) loss                                            384
           Benefits paid                                                   (122)
                                                                       --------
           Benefit obligation at end of year                             13,202
                                                                       --------

        CHANGE IN PLAN ASSETS:
           Fair value of plan assets at beginning of year                 9,500
           Employer contribution                                          1,500
           Actual loss on plan assets                                      (370)
           Benefits paid                                                   (122)
                                                                       --------
           Fair value of plan assets at end of year                      10,508
                                                                       --------

           Funded status                                                 (2,694)

        WEIGHTED-AVERAGE ASSUMPTIONS AS OF DECEMBER 31:
           Discount rate                                                   7.25%
           Expected return on plan assets                                  9.00%

7.    RECLAMATION AND MINE CLOSING COSTS

      The majority of ARGP Group's operations are governed by various state statutes and the Federal Surface Mining Control and Reclamation Act of 1977, which establish reclamation and mine closing standards. These regulations, among other requirements, require restoration of property in accordance with specified standards and an approved reclamation plan. ARGP Group has estimated the costs and timing of future reclamation and mine closing costs and recorded those estimates on a present value basis using a 6% discount rate.

      Discounting resulted in reducing the accrual for reclamation and mine closing costs by $13,284,000 at December 31, 2001. Estimated payments of reclamation and mine closing costs as of December 31, 2001 are as follows (in thousands):

        YEAR ENDING DECEMBER 31,
           2002                                                          $ 1,078
           2003                                                            1,743
           2004                                                            1,848
           2005                                                            3,538
           2006                                                            2,518
           Thereafter                                                     19,543
                                                                         -------

        Aggregate undiscounted reclamation and mine closing               30,268
        Effect of discounting                                             13,284
                                                                         -------

        Total reclamation and mine closing costs                          16,984
        Less current portion                                               1,078
                                                                         -------

        Reclamation and mine closing costs                               $15,906
                                                                         =======

8.    PNEUMOCONIOSIS ("BLACK LUNG") BENEFITS

      Certain mine operating entities of ARGP Group are liable under state statutes and the Federal Coal Mine Health and Safety Act of 1969, as amended, to pay black lung benefits to eligible employees and former employees and their dependents.

      ARGP Group uses the service cost method for estimating the black lung benefits liability. Under the service cost method the calculation of the actuarial present value of the estimated black lung obligation is based on an actuarial study performed by independent actuaries. Actuarial gains or losses are amortized over the remaining service period of active miners. The discount rate used to calculate the estimated present value of future obligations was 5.5% at December 31, 2001.

9.    RELATED PARTY TRANSACTIONS

      During November 1999, the Managing GP was authorized by its Board of Directors to purchase up to 1.0 million Common Units of the Partnership. As of December 31, 2001, the Managing GP owned 164,000 Common Units that were purchased in the open market at prevailing market prices.

      ARH made cash advances to the Managing GP totaling $2,145,000 under a $15,000,000 revolving credit promissory note as of December 31, 2001. All borrowings under the revolving credit promissory note are restricted for the purchase of the Partnership's Common Units. The note receivable is secured by 164,000 Common Units of the Partnership held by the Managing GP. Interest is based on 7.0% of the outstanding principal amount and is paid quarterly.

      During 2000, ARH and the Managing GP were approached with the opportunity to purchase certain mining assets of Warrior Coal, LLC ("Warrior Coal") located adjacent to the ARGP Group's western Kentucky operation. Warrior Coal is an underground mining complex that utilizes continuous mining units employing room and pillar mining techniques. Warrior Coal produces approximately 1.5 million tons per year, controls reserves that will provide for a minimum of ten years of mining, and has the possibility of controlling additional reserves in the future.

      In accordance with the right of first refusal provision in the Omnibus Agreement between ARH and the Partnership's Managing GP, ARH offered the Managing GP the opportunity to purchase Warrior Coal. At the time, the Managing GP declined the opportunity to purchase Warrior Coal as the Partnership had previously committed to major capital expenditures at two existing operations. As a condition to not exercising its right of first refusal, the Partnership requested that ARH enter into a put and call arrangement for Warrior Coal. After further discussions, ARH and the Partnership, with the approval of the Conflicts Committee of the Managing GP, entered into an Amended and Restated Put and Call Option Agreement ("Put/Call Agreement") in January 2001. Concurrently ARH, through an indirect wholly-owned subsidiary, acquired Warrior Coal in January 2001 for $10 million.

      The Put/Call Agreement preserved an opportunity for the Partnership to acquire Warrior Coal during a specified time period in the future, although at a price significantly greater than the price paid by ARH. Under the terms of the Put/Call Agreement, ARH can require the Partnership to purchase Warrior Coal during the period from January 2 to January 11, 2003. The put option price is approximately $12.5 million. The Partnership can also require ARH to sell Warrior Coal to the Partnership during the period from April 12, 2003 to December 31, 2006. The call option price ranges between $13.6 million and $22.2 million depending on when the call option is exercised.

      The option provisions of the Put/Call Agreement are subject to certain conditions, among others, including (a) the non-occurrence of a material adverse change in the business and financial condition of Warrior Coal,
      (b) the prohibition of any dividends or other distributions to Warrior Coal's shareholders, (c) the maintenance of Warrior Coal's assets in good working condition, (d) the prohibition on the sale of any equity interest in Warrior Coal except for the options contained in the Put/Call Agreement, and (e) the prohibition on the sale or transfer of Warrior Coal's assets except those made in the ordinary course of its business.

      The Put/Call Agreement option prices reflect negotiated sale and purchase amounts that both parties determined would allow each party to satisfy acceptable minimum investment returns in the event either the put or call options are exercised. The Partnership has not made a final determination concerning the potential exercise of its call option and has not been advised by ARH concerning ARH's intention to exercise its put option. The Partnership has developed financial projections for Warrior Coal based on due diligence procedures it customarily performs when considering the acquisition of a coal mine. The assumptions underlying the financial projections made by the Partnership for Warrior Coal include (a) annual production levels ranging from 1.5 million to 1.8 million tons, (b) coal prices at or below current coal prices and (c) a discount rate of 12 percent. Based on these financial projections, at this time, the Partnership believes that the fair value of Warrior Coal is equal to or greater than the put option exercise price.

      Concurrent with the ARH's closing of Warrior Coal in January 2001, the Special GP entered into a $10 million promissory note and $20 million revolving credit agreement with Warrior Coal, the borrower. The revolving credit facility can be used by Warrior Coal for general business purposes, including capital expenditures. The rate of interest charged on the promissory note and revolving credit agreement is equal to LIBOR plus 1.5% and is payable quarterly. The outstanding balance of the promissory note and revolving credit agreement was $10,000,000 and $2,986,000, respectively at December 31, 2001 and is included in long-term amounts due from affiliates at December 31, 2001 in the combined balance sheet. The promissory note and revolving credit facility are due on December 31, 2006. The interest rate on the promissory note and revolving credit agreement was 3.61% at December 31, 2001.

      During 2001, SGP Land, LLC ("SGP Land"), a wholly owned subsidiary of the Special GP, entered into a mineral lease and sublease with Warrior Coal. Under the terms of the lease and sublease, SGP Land receives monthly earned royalty payments. If monthly earned royalty payments do not exceed $2,270,000 annually, SGP Land receives an annual deficiency payment for the difference. Earned royalties and annual deficiency payments are payable from 2001 to 2007 or until $15,890,000 of cumulative earned royalties or deficiency payments have been received. SGP Land has an outstanding receivable of $391,000 at December 31, 2001 from Warrior Coal for these royalties.

      The Partnership provides management and administrative service to Warrior Coal under an administrative service agreement. Under this agreement, accounts receivable from Warrior Coal of $108,000 offsets a portion of the due to affiliates at December 31, 2001.

      During 2001, ARGP Group made coal purchases from Warrior Coal. Accounts payable to Warrior Coal of $1,876,000 is included in the amount due to affiliates at December 31, 2001. During December 2001, ARGP Group entered into coal supply agreements with Warrior Coal for the purchase of 1.8 million tons for the year ending December 31, 2002.

      During 2001, the Partnership entered into an agreement with Warrior Coal to perform certain reclamation procedures for the Partnership. The total estimated cost of the reclamation procedures covered by this agreement is $475,000 of which approximately $315,000 remains to be expended in 2002 for the expected completion of the reclamation procedures by Warrior Coal.

      In 2001, the Special GP entered into a mineral lease with a subsidiary of ARH. Under the terms of the lease, the Special GP has and will pay an annual minimum royalty obligation of $10,000 until the reserves are exhausted.

10.   COMMITMENTS AND CONTINGENCIES

      COMMITMENTS - ARGP Group leases buildings and equipment under operating lease agreements which provide for the payment of both minimum and contingent rentals. Future minimum lease payments under operating leases are as follows (in thousands):

        YEAR ENDING DECEMBER 31,
        2002                                                              $  702
        2003                                                                 568
        2004                                                                 578
        2005                                                                 578
        2006                                                                 406
        Thereafter                                                           496
                                                                          ------
                                                                          $3,328
                                                                          ======

      CONTRACTUAL COMMITMENTS - In connection with the expansion of an existing mine into adjacent coal reserves and construction of a new mine shaft at another existing mine, the ARGP Group has remaining contractual commitments of approximately $15.3 million at December 31, 2001.

      GENERAL LITIGATION - ARGP Group is involved in various lawsuits, claims and regulatory proceedings, including those conducted by the Mine Safety and Health Administration, incidental to its business. The ARGP Group provides for costs related to litigation and regulatory proceedings, including civil fines issued as part of the outcome of such proceedings, when a loss is probable and the amount is reasonably determinable. ARGP Group has a liability of approximately $650,000 at December 31, 2001 attributable to contingencies associated with third party claims arising out of its mining operations. In the opinion of management, the outcome of such matters to the extent not previously provided for or covered under insurance, will not have a material adverse effect on ARGP Group's business or financial position although management cannot give any assurance to that effect.

      OTHER - During September 2001, ARGP Group completed its annual property insurance renewal. Recent insurance carrier losses worldwide have created a tightening market reducing available capacity for underwriting property insurance. As a result, ARGP Group retained a 12.5% participating interest along with its insurance carriers in the commercial property program. The aggregate maximum limit in the commercial property program is $75,000,000 per occurrence, of which, ARGP Group is responsible for a maximum limit of $9,375,000 per occurrence of the amount covered by property insurance. ARGP Group does not have a significant history of material insurance claims, the ultimate amount of claims incurred, if any, are dependent on future developments. As a result, ARGP Group's participation in the commercial property program could have a material adverse effect on ARGP Group business, financial condition and results of operations.

      On March 14, 2002, PSI Energy Inc. ("PSI") notified Gibson County Coal LLC that they intended to withhold approximately $644,819 (excluding interest thereon, if any) in payments due to Gibson County Coal over a three-month period beginning in March through May 2002. This amount relates to alleged penalties associated with a contract specification addressing the hardness of coal provided to PSI. Gibson County Coal and PSI have had on-going discussions since March 2001 concerning the procedures for and testing of the coal supplied by the Gibson County mining complex and have been unable to-date to resolve their differences. Although Gibson County Coal is pursuing on-going discussions with PSI regarding a potential resolution of certain issues concerning contractual interpretation, the Partnership cannot assure that this matter can be resolved without resort to mediation, arbitration, and/or litigation. Gibson County Coal strongly disagrees with PSI's position.



                                     ******

ALLIANCE RESOURCE GENERAL PARTNERS GROUP

SUPPLEMENTAL COMBINING BALANCE SHEET
DECEMBER 31, 2001
(In thousands)
--------------------------------------------------------------------------------

                                                                                  Special     Managing
ASSETS                                                             Partnership      GP          GP        Elimination   Combined
                                                                   -----------   ---------    ---------   -----------   ---------
CURRENT ASSETS:
   Cash and cash equivalents                                        $   9,176    $     375    $      22    $      --    $   9,573
   Trade receivables, less allowance of $763                           31,124           --           --           --       31,124
   Due from affiliates                                                     --          572        1,098       (1,279)         391
   Marketable securities (at cost, which approximates fair value)      10,085       29,343        1,500           --       40,928
   Inventories                                                         11,600           --           --           --       11,600
   Advance royalties                                                    5,353           12           --       (4,168)       1,197
   Prepaid expenses and other assets                                    2,020          227           --           --        2,247
                                                                    ---------    ---------    ---------    ---------    ---------
           Total current assets                                        69,358       30,529        2,620       (5,447)      97,060
PROPERTY, PLANT AND EQUIPMENT, AT COST                                367,050       61,755           --           --      428,805
LESS ACCUMULATED DEPRECIATION,
   DEPLETION AND AMORTIZATION                                        (169,960)      (7,086)          --           --     (177,046)
                                                                    ---------    ---------    ---------    ---------    ---------
                                                                      197,090       54,669           --           --      251,759
OTHER ASSETS:
   Investment in subsidiary                                                --     (189,425)       6,089      183,336           --
   Due from affiliates                                                     --       12,986        3,624       (3,624)      12,986
   Advance royalties                                                    9,756           97           --         (968)       8,885
   Coal supply agreements, net                                         12,031           --           --           --       12,031
   Other long-term assets                                               2,670        4,093           --           --        6,763
                                                                    ---------    ---------    ---------    ---------    ---------
                                                                    $ 290,905    $ (87,051)   $  12,333    $ 173,297    $ 389,484
                                                                    =========    =========    =========    =========    =========

LIABILITIES AND MEMBERS' EQUITY (DEFICIENCY IN ASSETS)

CURRENT LIABILITIES:
   Accounts payable                                                 $  25,237    $     579    $     294    $     (38)   $  26,072
   Due to affiliates                                                    2,595        4,974        2,144       (1,279)       8,434
   Accrued taxes other than income taxes                                5,660           32           --           --        5,692
   Accrued payroll and related expenses                                 8,284           --          559           --        8,843
   Accrued interest                                                     5,402          227           18           --        5,647
   Workers' compensation and pneumoconiosis benefits                    4,194           --           --           --        4,194
   Other current liabilities                                            5,324          147           --           --        5,471
   Current maturities, long-term debt                                  15,000        4,349           --           --       19,349
                                                                    ---------    ---------    ---------    ---------    ---------
           Total current liabilities                                   71,696       10,308        3,015       (1,317)      83,702

LONG-TERM LIABILITIES:
   Long-term debt, excluding current maturities                       211,250       14,450           --           --      225,700
   Pneumoconiosis benefits                                             14,615           --           --           --       14,615
   Workers' compensation                                               18,409           --           --           --       18,409
   Reclamation and mine closing                                        15,387          519           --           --       15,906
   Due to affiliates                                                    3,624           --           --       (3,624)          --
   Other liabilities                                                    2,865           --        3,681           --        6,546
                                                                    ---------    ---------    ---------    ---------    ---------
           Total liabilities                                          337,846       25,277        6,696       (4,941)     364,878
MINORITY INTEREST                                                          --           --           --      118,312      118,312
COMMITMENTS AND CONTINGENCIES
EQUITY:
   Members' equity (deficiency in assets):
      Additional (deficiency in) capital                                   --     (119,059)       5,918       (1,205)    (114,346)
      Retained earnings (accumulated deficit)                              --        6,731         (281)      15,004       21,454
      Minimum pension liability                                            --           --           --         (814)        (814)
                                                                    ---------    ---------    ---------    ---------    ---------
           Total members' equity (deficiency in assets)                    --     (112,328)       5,637       12,985      (93,706)
                                                                    ---------    ---------    ---------    ---------    ---------
           Limited Partnership deficit                                (46,941)          --           --       46,941           --
                                                                    ---------    ---------    ---------    ---------    ---------
                 Total equity (deficiency in assets)                  (46,941)    (112,328)       5,637       59,926      (93,706)
                                                                    ---------    ---------    ---------    ---------    ---------
                                                                    $ 290,905    $ (87,051)   $  12,333    $ 173,297    $ 389,484
                                                                    =========    =========    =========    =========    =========